SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                      Shenandoah Telecommunications Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   82312B 10 6
                                 (CUSIP Number)

                                   12/31/2005
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82312B 10 6

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1.   NAMES AND I.R.S. IDENTIFICATION NOS. (ENTITIES ONLY) OF REPORTING PERSONS

     French, Christopher E
     ###-##-####
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  |_|
                                                                 (b)  |X|
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     US
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           306,671 (1)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         306,671 (1)
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     306,671 (1)
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                          |_|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.99%
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12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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(1) Includes 4,021 shares that may be acquired by Christopher E. French within the next sixty days upon exercise of options granted in accordance with the Shenandoah Telecommunications Company Employee Incentive Stock Option Plan.

Item 1(a). Name of Issuer:

      Shenandoah Telecommunications Company

Item 1(b). Address of Issuer's Principal Executive Offices:

      500 Shentel Way, Edinburg, VA 22824

Item 2(a). Name of Person Filing:

      French, Christopher E

Item 2(b). Address or Principal Business Office or, If None, Residence:

      2040 Ridgeley Road, Woodstock, VA 22664

Item 2(c). Citizenship:

      US

Item 2(d). Title of Class of Securities:

      Common Stock

Item 2(e). CUSIP No.:

      82312B 10 6

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check whether the Person Filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d- 1(b)(1)(ii)(G);

      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership

(a)   Amount beneficially owned:

      306,671 (1)

(b)   Percent of class:

      3.99%

(c)   Number of shares as to which such person has:

      (i)   Sole power to direct the vote

            306,671 (1)

      (ii)  Shared power to direct the vote

            0

      (iii) Sole power to dispose or direct the disposition of

            306,671 (1)

      (iv)  Shared power to dispose or direct the disposition of

            0

(1) Includes 4,021 shares that may be acquired by Christopher E. French within the next sixty days upon exercise of options granted in accordance with the Shenandoah Telecommunications Company Employee Incentive Stock Option Plan.

Item 5. Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |X|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

      Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 265,255 of the shares described in Items 4(c)(i) and (iii). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this Form is filed.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

      Not Applicable

Item 9. Notice of Dissolution of Group.

      Not Applicable

Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Shenandoah Telecommunications Company


Date: 1/12/2006                         /s/ Christopher E. French
                                        Name: Christopher E. French
                                        Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5), 13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec. 2,
82 Stat. 454; secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119, 155;
secs. 202, 203, 91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5), 78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978, as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148, Jan.
9, 1979; 44 FR 11751, Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR 35340,
July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]


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